

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 4, 2009

Mr. Philip La Puma
Chief Financial Officer
Time Associates, Inc.
1580 N. Batavia #2
Orange, CA 92867

RE: **Time Associates, Inc.
Form 10-KSB for the year ended June 30, 2008
Filed October 14, 2008
File No. 333-59114**

Dear Mr. La Puma:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director